Mail Stop 3561

January 31, 2006

<u>By Facsimile and U.S. Mail</u>

Mr. Maynard L. Jenkins, Jr.
Chairman and Chief Executive Officer
CSK Auto Corporation
645 E. Missouri Ave.
Suite 400
Phoenix, AZ 85012

> **Re:** **CSK Auto Corporation**
> **Form 10-K for Fiscal Year Ended January 30, 2005**
> **Filed May 2, 2005**
> **File No. 1-13927**

Dear Mr. Jenkins:

We have reviewed the above referenced filings and have the following comment. Where indicated, we think you should revise your documents in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we have asked you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 13 – Income Taxes, page 69

1. We note you recognize deferred tax liabilities for anticipated tax audit issues. Please tell us the amount of each individual liability recorded as of each of your two most recent balance sheet dates. Explain the nature and underlying uncertainty surrounding the tax audit issues including why there is sufficient evidence to support a conclusion that it is more likely than not that a deferred tax liability will be sustained with the applicable tax authorities. Also tell us:

    - Your consideration of any historical evidence of former tax audit conclusions with respect to the applicable laws and regulations for these tax uncertainties;

    - If a tax opinion letter from outside counsel, accounting firm or other party was used in your determination. If so, please include a discussion of the merits of each tax position under the applicable tax laws and regulations; and

    - For the purpose of policy, tell us when you consider each uncertainty to be resolved. Include the amounts resolved and upheld or reversed and recognized as a tax benefit in your statements of income for the recent three year period.

    As appropriate, please amend your filing and respond to this comment within 10 business days, or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Detailed letters greatly facilitate our review. File your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comment.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

    - the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Brian McAllister, Staff Accountant at (202) 551-3341, or me at (202) 551-3841 if you have any questions regarding the comment on the financial statements and related matters.

Sincerely,

Michael Moran
Accounting Branch Chief